Exhibit 99.1

Akzo Nobel N.V.

Media release

October 21, 2026

AkzoNobel delivers organic sales growth and a sixth consecutive quarter of margin expansion, reaches new milestone in value realization from its portfolio

Akzo Nobel N.V. (AKZA; AKZOY) publishes results for Q3 2026

Highlights Q3 2026 (compared with Q3 2025)

• Organic sales growth of +2% on pricing; revenue flat

• Operating income impacted by Russia deconsolidation and Pakistan divestment

• Organic adjusted EBITDA growth1 of €15 million

• Adjusted EBITDA margin increased to 15.3% (2025: 15.1%)

• Net cash from operating activities positive €187 million (2025: €331 million)

• Binding agreements signed to sell Deco Paints South East Asia for $1.35 billion, at 21x FY25 EBITDA

AkzoNobel CEO Greg Poux-Guillaume commented:

“AkzoNobel delivered another strong quarter, with organic sales and adjusted EBITDA both increasing.

Our sixth consecutive quarter of margin expansion confirms our ability to realize pricing in challenging markets and to deliver on our ambitious cost savings plan.

“We also announced the divestment of our Decorative Paints business in South East Asia, which successfully concludes the strategic review of our Paints portfolio in Asia. At an enterprise value of 21x FY25 EBITDA – more than twice our current trading multiple – it unlocks significant value, as did the previous sale of our liquid coatings businesses in India for 25x EBITDA. Meanwhile, our merger with Axalta is firmly on track, with regulatory approvals advancing and closing expected in early 2027.”

AkzoNobel in € millions	Q3 2025	Q3 2026	Δ Reported	Δ Comparable[1]
Revenue	2,547	2,538	-%	+2%
Operating income	(29)	(73)
Adjusted EBITDA	385	388	+1%	+4%
Adjusted EBITDA margin	15.1	15.3	+1%	+2%

Outlook2

Based on current market visibility, including current geopolitical developments, and at prevailing trading conditions, the company expects to deliver around €100 million of adjusted EBITDA improvement in constant currencies. As a result, adjusted EBITDA for the full-year 2026 is expected to be around €1.47 billion, based on year-end 2025 exchange rates and adjusted for divestments of our liquid coatings businesses in Asia.

For the mid-term, AkzoNobel aims to expand profitability to deliver an adjusted EBITDA margin of above 16% and an adjusted return on average invested capital between 16% and 19%, underpinned by organic growth and industrial excellence.

The company expects leverage to be around 2 times net debt/adjusted EBITDA by the end of 2026. In the mid-term, AkzoNobel aims to maintain leverage around 2 times, while remaining committed to an investment grade credit rating.

Christian Neefestraat 2 1077 WW Amsterdam P.O. Box 75730 1070 AS Amsterdam The Netherlands	T +31 (0)88 969 7833 E media.relations@akzonobel.com www.akzonobel.com

Closing of the Axalta merger, which is subject to regulatory approvals, is expected early 2027.

1 Organic growth metrics are Alternative Performance Measures (APMs) and exclude the impact of changes in consolidation (including the divestment of our liquid coating businesses in India in 2025 and the deconsolidation of the Russian entities in 2026), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting.

2 Outlook represents current company expectations based on organic volumes adjusted for the divestment of our liquid coatings businesses, is subject to ongoing market uncertainties and at exchange rates as of the end of 2025. Outlook is on a standalone basis and excludes any effects from the proposed merger with Axalta.

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About this media release

This media release covers the highlights for the quarter. We recommend reading the media release in combination with the full quarterly report. The quarterly report provides additional information, including the IAS34 interim condensed consolidated financial statements. The interim condensed consolidated financial statements were discussed and approved by the Board of Management and the Supervisory Board. These condensed financial statements have been authorized for issue. All figures in this media release and in the AkzoNobel quarterly report are unaudited.

Forward-looking statements are based on organic volumes and constant currencies, and assume no significant market disruptions. Please read the Safe Harbor Statement in the full quarterly report.

The report for this quarter can be viewed and downloaded here https://akzo.no/Q3-2026

Organic sales growth, Organic adjusted EBITDA growth, Adjusted EBITDA, Adjusted EBITDA margin (%), Adjusted return on average invested capital, Net debt and leverage (net debt/adjusted EBITDA) are alternative performance measures (APM’s). AkzoNobel uses APM adjustments to the IFRS measures to provide supplementary information on the reporting of the underlying developments of the business. A reconciliation of the alternative performance measures to the most directly comparable IFRS measures can be found in the AkzoNobel quarterly report.

This is a public announcement by Akzo Nobel N.V. pursuant to section 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

Not for publication – for more information AkzoNobel Media Relations	AkzoNobel Investor Relations
T +31 (0)88 - 969 7833 Contact: Joost Ruempol Media.relations@akzonobel.com	T +31 (0)88 - 969 0139 Contact: Jan Willem Enhus Investor.relations@akzonobel.com

Safe Harbor Statement

This media release contains statements which address such key issues as AkzoNobel’s growth strategy, future financial results, market positions, product development, products in the pipeline and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecast and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures, as well as significant market disruptions. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business, please see our latest annual report.

Important Information Regarding the Proposed Axalta Transaction

General Restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at (i) persons who are outside the United Kingdom, (ii) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (iii) persons falling within Article 49(2)(a) to (d) of the Order, or (iv) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons and persons who are not Relevant Persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. On August 5, 2026, shareholders at the Extraordinary General Meeting of AkzoNobel and Special General Meeting of Axalta, respectively, voted in favor of all resolutions related to the proposed transaction. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel's and Axalta's management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.